Via Facsimile and U.S. Mail
Mail Stop 4720

January 22, 2010

J. Gentry Barden
Senior Vice President, General Counsel and Secretary
HealthSpring, Inc.
9009 Carothers Parkway, Suite 501
Franklin, Tennessee 37067

Re: HealthSpring, Inc.
Definitive Proxy Statement filed April 9, 2009
File No. 001-32739

Dear Mr. Barden:

We have reviewed your response letter dated December 17, 2009 to our comment letter dated December 4, 2009 and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where it requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Definitive Proxy Statement filed April 9, 2009

Executive and Director Compensation, page 14

Compensation Discussion and Analysis, page 14

1. In response to prior comment 1, you state "With respect to individual performance, no specific quantitative goals were established. Rather, the Chief Executive Officer and President determined that each executive would be subjectively evaluated on his performance in the areas of compliance,

contributions to the enterprise as a whole, and individual leadership." Please revise your draft disclosure to clarify whether you established and communicated individual goals for 2009 performance to your named executive officers. If you did, please expand your draft disclosure to disclose those individual goals. Please also confirm that your 2010 proxy statement will also discuss the achievement of those goals and discuss of how the level of achievement will affect the actual bonuses to be paid. To the extent that the goals are quantified, the discussion should also be quantified. If there were no pre-established goals, confirm that you will discuss the specific factors and/or achievements the committee considered and how the factors were used to determine individual bonuses.

2. We have reviewed your response to prior comment 2. Please note that we will not be in a position to clear this comment until you file a copy of your 2009 cash bonus plan.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provide any requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

Please contact Jennifer Riegel at (202) 551-3575 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director